KWESST Micro Systems Inc. Announces Proposed United States Public Offering

Ottawa, Ontario--(Newsfile Corp. - June 12, 2024) - KWESST Micro Systems Inc. (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) (TSXV: KWE.WT.U) ("KWESST" or the "Company") today announced that it intends to offer to sell common shares (and/or pre-funded warrants ("Pre-funded Warrants") in lieu thereof) in a best efforts United States public offering. All of the common shares (and/or Pre-funded Warrants) are to be sold by the Company.

ThinkEquity is acting as the sole placement agent for the offering.

The offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. The Company intends to use the net proceeds from the offering primarily for working capital requirements, general corporate purposes and the advancement of its business objectives.

The securities will be offered and sold pursuant to a prospectus supplement to the Company's shelf registration statement on Form F-3 (File No. 333-277196), including a base prospectus, filed with the United States Securities and Exchange Commission (the "SEC") on February 20, 2024 and declared effective on March 4, 2024. The offering will be made only by means of a written prospectus. A preliminary prospectus supplement and accompanying prospectus describing the terms of the offering has been or will be filed with the SEC on its website at www.sec.gov/edgar. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from the offices of ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. Before investing in this offering, interested parties should read in its entirety the preliminary prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such preliminary prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About KWESST

KWESST (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada with operations in Guelph, Ontario Canada, and Youngsville, North Carolina, USA as well as representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/.

Contact:

Kris Denis, CFO and Chief Compliance Officer: denis@kwesst.com 613-250-9752

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including general economic and stock market conditions; loss of markets; and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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